Exhibit 99.1

Kitov Pharma Provides Corporate Update and Reports First Half 2018 Financial Results

Tel Aviv, Israel, August 29, 2018 - Kitov Pharma Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company, today provided a corporate update and reported financial results for the six months ended June 30, 2018.

“The first half of 2018 has been a transformational period for Kitov,” said Kitov’s CEO, Isaac Israel. “Most importantly, we received U.S. Food and Drug Administration (FDA) approval to market Consensi™ (amlodipine and celecoxib) oral tablets for the simultaneous treatment of pain caused by osteoarthritis, as well as hypertension. We are now focused on securing an optimal U.S. commercialization partner for Consensi™ in the U.S. who has the capability to execute a successful product launch and provide Kitov with a solid on-going revenue stream.”

“Moreover, we are excited about the continued progress we have achieved in advancing NT-219, our promising cancer therapy drug candidate,” continued Mr. Israel. “We have generated compelling pre-clinical results for NT-219 to date, and expect to submit an Investigational New Drug application to the FDA and to initiate clinical trials for NT-219 in 2019.”

“Finally, following our recent fund raise of approximately $8.1 million in gross proceeds, we are supported by a strong balance sheet with approximately $11.8 million in cash and deposits and no debt as of June 30, 2018,” concluded Mr. Israel.

Recent Corporate Highlights:

●	Received FDA approval to market Consensi™ in the U.S.

●	Signed a License Agreement for Consensi™ for the territory of China with Hebei Changshan Biochemical Pharmaceutical Co., Ltd., a leading Chinese pharmaceutical company; Received $1 million down payment and entitled to receive additional milestone payments of up to $8.5 million, as well as potential double-digit royalties

●	Raised $8,150,000 in gross proceeds through a registered direct offering

●	Completed the acquisition of additional shares in TyrNovo from unaffiliated minority shareholders; Kitov now holds 97% of TyrNovo’s issued and outstanding shares, with the remaining 3% held by the TyrNovo founder and CTO

●	Reported positive pre-clinical data from NT219 demonstrating its dose-dependent anti-tumor efficacy, supporting planned IND in 2019

●	Entered into a Stipulation of Settlement with respect to the two U.S. shareholder class-action lawsuits; settlement consideration of $2.0 million expected to be fully covered by Kitov’s insurance carriers

Expected Upcoming Milestones:

●	Secure a U.S. commercialization partner for Consensi™

●	Product launch of Consensi™ in the U.S. by our commercialization partner

●	Expand global commercialization network for Consensi™ to additional territories

●	Initiate regulatory approval process for Consensi™ in China and South Korea, by our partners

●	Complete GLP toxicology studies for NT-219

●	Complete manufacturing of GMP NT-219 drug product for clinical trials

●	Submit an IND and initiate clinical trials for NT-219

The information contained below should be read in conjunction with (1) our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2018, and for the six months then ended; and, (2) our audited consolidated financial statements for the year ended December 31, 2017, which appears in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 5, 2018, as well as the other information contained in such Annual Report on Form 20-F and in our Registration Statements and Prospectuses filed with the SEC.

Financial Results for Six Months Ended June 30, 2018

Revenues for the six months ended June 30, 2018 were $1.0 million, consisting of an up-front payment from Changshan Biochemical Pharmaceutical Co., Ltd. in accordance with the terms of the License Agreement for Consensi™. There were no revenues in the six months ended June 30, 2017.

Research and development expenses for the six months ended June 30, 2018, were $2.8 million, an increase of 13%, compared to $2.5 million for the six months ended June 30, 2017. The increase resulted primarily from higher expenses related to pre-clinical trials for NT-219, partially offset by a reduction in expenses related to Consensi™, following submission of the NDA in 2017 and receipt of FDA approval in May 2018.

General and administrative expenses for the six months ended June 30, 2018, were $3.4 million, an increase of 34%, compared to $2.5 million for the six months ended June 30, 2017. The increase resulted from increases in legal fees, as well as increases in business development and other advisory services and officers’ and directors’ insurance.

Other income for the six months ended June 30, 2018, was $0.9 million, representing a reversal of other expenses of $1.0 million for the six months ended June 30, 2017, which consisted of the fair value of rights granted to Taoz, a minority shareholder in TyrNovo, upon the Company’s acquisition of Taoz’s shares in TyrNovo in June 2018, net of expenses associated with the acquisition.

Finance expense for the six months ended June 30, 2018, was $0.8 million and was primarily related to the valuation of non-registered warrants issued in 2017 and expenses related to non-registered warrants issued in 2018. Finance income for the six months ended June 30, 2017, was $0.1 million and was primarily related to interest on bank deposits.

The Company’s net loss for the six months ended June 30, 2018, amounted to $5.2 million, compared with a loss of $6.0 million for the corresponding period in 2017.

Balance Sheet Highlights

●	Cash, cash equivalents and short-term deposits totaled $11.8 million at June 30, 2018, compared to 7.4 million on December 31, 2017. The increase compared to December 31, 2017, reflects net cash of approximately $7.4 million raised in a direct registered offering completed in June 2018, plus revenues of $1.0 million, less cash used in operations.

●	Shareholders equity totaled $10.7 million, including $0.5 million in non-controlling interests as of June 30, 2018, compared to $8.7 million as of December 31, 2017.

About Kitov Pharmaceuticals

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company.  Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval.  Kitov’s flagship combination drug, Consensi™ achieved the primary efficacy endpoints for its Phase III and Phase III/IV clinical trials, and was approved by the FDA for patients suffering from osteoarthritis pain and hypertension. NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development.  By lowering development risk and cost through fast-track regulatory approval of innovative therapeutic candidates, Kitov is committed to delivering rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives.

Forward-Looking Statements

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: risks and uncertainties associated with obtaining court approval of the proposed settlement of the two U.S. shareholder class-action lawsuits, the number of plaintiffs who may opt-out of the proposed settlement, and whether any proposed settlement is appealed; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the continued uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships; or on receiving the regulatory approvals necessary in order to commercialize our products; the uncertainty of the impact of such investigation and/or the proposed settlement of the two U.S. shareholder class-action lawsuits on the Israeli class action civil litigation in connection with the investigation which is still continuing, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements, Prospectuses and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

Condensed Consolidated Unaudited Interim Statements of Financial Position as of

	June 30, 2018	December 31, 2017
	USD thousand	USD thousand
Assets
Cash and cash equivalents	5,363	3,947
Short term deposits	6,467	3,488
Other current assets	344	548
Total current assets	12,174	7,983

Fixed assets, net	30	28

Intangible assets	6,172	6,172
Total assets	18,376	14,183

Liabilities
Accounts payable	767	215
Other payables	2,159	1,746
Derivative liabilities	4,318	2,012
Total current liabilities	7,244	3,973

Non - current liabilities
Derivative liability	-	1,030
Post-employment benefit liabilities	470	492
	470	1,522
Equity
Share capital, no par value	-	-
Share premium	44,437	35,979
Receipts on account of warrants	7,415	7,415
Capital reserve for share-based payments	1,713	1,725
Capital reserve from transactions with related parties	761	761
Capital reserve from transactions with non- controlling interest	(859)	-
Accumulated loss	(43,325)	(38,472)
Equity attributable to owners of the Company	10,142	7,408
Non-controlling interests	520	1,280
Total equity	10,662	8,688

Total liabilities and equity	18,376	14,183

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30
	2018	2017
	USD thousand	USD thousand

Revenues	1,000	-

Research and development expenses	2,842	2,516
General and administrative expenses	3,394	2,524
Other expenses (income), net	(866)	1,029

Total expenses	5,370	6,069

Operating loss	4,370	6,069

Finance expense	837	7
Finance income	(24)	(63)
Finance expense (income), net	813	(56)

Loss for the period	5,183	6,013

Loss attributable to:
Owners of the Company	4,853	5,824
Non-controlling interests	330	189
	5,183	6,013

Loss per share
Basic and diluted loss per share - USD	0.02	0.04

Number of shares used in calculation	248,117,119	163,781,022

Contact:

Simcha Rock, Chief Financial Officer and Director

+972-3- 9333121 ext. #105

simcha@kitovpharma.com

5